SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.       Description

Exhibit No. 1     Holding(s) in Company released on 30 June, 2005
Exhibit No. 2     Rank Group PLC Announcement released on 01 July, 2005


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Exhibit No. 1


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     THE GOLDMAN SACHS GROUP, INC.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NO LONGER A NOTIFIABLE INTEREST IN COMPANY IN (2) ABOVE AND ANY OF ITS SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed

     SEE LETTER BELOW

8)   Percentage of issued Class


9)   Class of security

     ORDINARY

10)  Date of transaction

     28 JUNE 2005

11)  Date company informed

     30 JUNE 2005

12)  Total holding following this notification

     SEE LETTER BELOW

13)  Total percentage holding of issued class following this notification

     SEE LETTER BELOW

14)  Any additional information



15)  Name of contact and telephone number for queries

     CHARLES CORMICK
     THE RANK GROUP PLC
     6 CONNAUGHT PLACE
     LONDON, W2 2EZ
     020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification      30 JUNE 2005



LETTER TO: THE RANK GROUP PLC
DATED: 28 JUNE 2005

UK COMPANIES ACT 1985 - SECTIONS 198 - Rank Group Plc (the "Company")

This notification relates to issued ordinary shares of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 24 June 2005, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a disclosable interest in shares.

FROM: THE GOLDMAN SACHS GROUP, INC.

Exhibit No. 2


                 Rank Announces Intention to Delist from NASDAQ
                and Terminate ADR Programme and SEC Registration

The Rank Group Plc ("Rank" or the "Company") announces its intention to delist voluntarily from NASDAQ and to terminate its ADR programme. The Company also intends to amend its Articles of Association to allow it to require US holders of its ordinary shares to transfer their shares with a view to enabling the Company to terminate its registration with the US Securities and Exchange Commission ("SEC") and thereby suspend its SEC reporting and other applicable US obligations, including compliance with the Sarbanes-Oxley Act of 2002.

Rank's reason for taking these actions is the increased costs of maintaining its registration in the US and complying with SEC reporting and other applicable US obligations. Having considered the costs and benefits of maintaining a NASDAQ listing and SEC registration, Rank's Board believes that the burden and expense of complying with SEC reporting and other applicable US obligations is out of proportion to the benefits obtained by the Company and its shareholders as a whole.

A proposal to amend Rank's Articles of Association to facilitate termination of registration with the SEC and suspension of its SEC reporting and other applicable US obligations will be considered at an Extraordinary General Meeting of Rank's shareholders on 4 August 2005.

Rank ordinary shares will continue to be listed on the Official List of the UK Listing Authority ("UKLA") and to be traded on the London Stock Exchange's market for listed securities. The Company will also continue to be subject to the listing rules, the prospectus rules and the disclosure rules made by the UKLA, and to the Combined Code of Corporate Governance in the UK. Moreover, Rank will continue to maintain its high standard of corporate governance.

Rank will be posting a circular to its shareholders (the "Circular") on or around 11 July 2005 explaining the proposed amendments to its Articles of Association and the other matters outlined above and convening the Extraordinary General Meeting of its shareholders to be held on 4 August 2005.

Copies of the Circular, containing the terms of the proposed amendments to the Articles of Association and the notice convening the Extraordinary General Meeting, will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS
(Tel: 020 7676 1000)

Enquiries:

The Rank Group Plc                                         Tel: 020 7535 8031
Mike Davies, Director of Investor Relations

Press Enquiries:

The Maitland Consultancy                                   Tel: 020 7379 5151
Angus Maitland


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  04 July 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary